Unit B9, 431 Roberts Rd, Subiaco WA 6008

Tel: + 618 (08) 6313 3975

Fax: + 618 (08) 6270 6339

Email: invest@missionnewenergy.com

Website: www.missionnewenergy.com

28 March 2014

ASX ANNOUNCEMENT

RESULTS OF RESOLUTIONS PASSED AT GENERAL MEETING

Mission NewEnergy Limited advises that at the General Meeting held today, the resolution put to the members was passed on a show of hands.

Set out below is a summary of proxy votes exercisable by all proxies validly appointed in relation to each resolution.

	For	Against	Abstain	Proxy Holder’s Discretion
Resolution 1 – Approval of New Issue of Shares	2,516,522	2,012,123	540	1,559

Guy Burnett

Company Secretary